Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
March 6, 2020
Via EDGAR
Ms. Alison White
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Principal Funds, Inc.
File Numbers 033-59474, 811-07572
Template Filing Relief Request
Dear Ms. White,
On December 17, 2019, the Registrant filed, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment number 266 to the Registrant’s registration statement on Form N-1A under the 1933 Act and the Investment Company Act of 1940. Amendment Number 266 was filed as an annual update for the Registrant's series with an October 31 fiscal year end. The related correspondence stated that the Registrant would request template filing relief pursuant to Rule 485(b)(i)(vii) under the 1933 Act.
Pursuant to Division of Investment Management Guidance No. 2016-06 (December 2016), the Registrant hereby requests template filing relief pursuant to Rule 485(b)(i)(vii) under the 1933 Act. The Registrant requests that Amendment number 266 would be considered the template filing, allowing additional disclosures in the sales charge variation appendix for Registrant's Funds with an August 31 fiscal year end to be updated through one or more supplement filings under Rule 497 under the 1933 Act, and later included in one or more replicate filings pursuant to Rule 485 under the 1933 Act.
The Registrant represents the following:

•	The sales load waiver disclosure changes in the template filing are substantially identical to the disclosure changes that will be made in the replicate filings.

•	The replicate filings will incorporate changes made to the disclosure included in the template filing to resolve any staff comments thereon.

•	The replicate filings will not include any other changes that would otherwise render them ineligible for filing under rule 485(b).
Please see the attached identifying information for the template filing and for funds intending to rely on replicate filing relief.
Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney L. Schnathorst
Britney L. Schnathorst
Assistant Counsel and Assistant Secretary, Registrant
Attachments

Identifying Information for the Template Filing
Registrant and Securities Act File Number: Principal Funds, Inc. 033-59474
Filing date of the 485(a) filing: December 17, 2019
Accession number 0000898745-19-000725
Filing date of the 485(b) filing: February 26, 2020
Accession number 0000898745-20-000125
Purpose of Template Filing: additional disclosures in the sales charge variation appendix
Relevant series and share classes in the Template Filing (all funds with a fiscal year end of October 31 and their share classes were included due to the need to update calendar year end information):

Fund/Portfolio	Share Class
	A	C	J	Inst.	R-1	R-2	R-3	R-4	R-5	R-6
California Municipal	X	X		X
Core Fixed Income	X	X	X	X	X	X	X	X	X	X
Core Plus Bond	X		X	X	X	X	X	X	X
Diversified International	X	X	X	X	X	X	X	X	X	X
Equity Income	X	X	X	X	X	X	X	X	X
Finisterre Unconstrained Emerging Markets Bond	X			X
Global Diversified Income	X	X		X						X
Global Real Estate Securities	X	X		X			X	X	X	X
Government & High Quality Bond	X	X	X	X	X	X	X	X	X
Government Money Market				X
High Income	X			X
High Yield	X	X		X						X
Inflation Protection	X		X	X	X	X	X	X	X
International Emerging Markets	X	X	X	X	X	X	X	X	X	X
International I	X			X	X	X	X	X	X	X
LargeCap Growth I	X		X	X	X	X	X	X	X	X
LargeCap S&P 500 Index	X	X	X	X	X	X	X	X	X
LargeCap Value III			X	X	X	X	X	X	X
MidCap	X	X	X	X	X	X	X	X	X	X
MidCap Growth			X	X	X	X	X	X	X
MidCap Growth III			X	X	X	X	X	X	X
MidCap S&P 400 Index			X	X	X	X	X	X	X	X
MidCap Value I	X		X	X	X	X	X	X	X	X
Money Market	X		X
Overseas				X	X	X	X	X	X
Principal Capital Appreciation	X	X		X	X	X	X	X	X
Principal LifeTime Strategic Income	X		X	X	X	X	X	X	X
Principal LifeTime 2010	X		X	X	X	X	X	X	X
Principal LifeTime 2015				X	X	X	X	X	X
Principal LifeTime 2020	X		X	X	X	X	X	X	X
Principal LifeTime 2025				X	X	X	X	X	X
Principal LifeTime 2030	X		X	X	X	X	X	X	X
Principal LifeTime 2035				X	X	X	X	X	X
Principal LifeTime 2040	X		X	X	X	X	X	X	X
Principal LifeTime 2045				X	X	X	X	X	X
Principal LifeTime 2050	X		X	X	X	X	X	X	X
Principal LifeTime 2055				X	X	X	X	X	X
Principal LifeTime 2060			X	X	X	X	X	X	X
Principal LifeTime 2065				X	X	X	X	X	X

Fund/Portfolio	Share Class
	A	C	J	Inst.	R-1	R-2	R-3	R-4	R-5	R-6
Principal LifeTime Hybrid Income			X	X			X		X	X
Principal LifeTime Hybrid 2015			X	X			X		X	X
Principal LifeTime Hybrid 2020			X	X			X		X	X
Principal LifeTime Hybrid 2025			X	X			X		X	X
Principal LifeTime Hybrid 2030			X	X			X		X	X
Principal LifeTime Hybrid 2035			X	X			X		X	X
Principal LifeTime Hybrid 2040			X	X			X		X	X
Principal LifeTime Hybrid 2045			X	X			X		X	X
Principal LifeTime Hybrid 2050			X	X			X		X	X
Principal LifeTime Hybrid 2055			X	X			X		X	X
Principal LifeTime Hybrid 2060			X	X			X		X	X
Principal LifeTime Hybrid 2065			X	X			X		X	X
Real Estate Securities	X	X	X	X	X	X	X	X	X	X
SAM Balanced	X	X	X	X	X	X	X	X	X
SAM Conservative Balanced	X	X	X	X	X	X	X	X	X
SAM Conservative Growth	X	X	X	X	X	X	X	X	X
SAM Flexible Income	X	X	X	X	X	X	X	X	X
SAM Strategic Growth	X	X	X	X	X	X	X	X	X
Short-Term Income	X	X	X	X	X	X	X	X	X
SmallCap	X	X	X	X	X	X	X	X	X	X
SmallCap Growth I			X	X	X	X	X	X	X	X
SmallCap S&P 600 Index			X	X	X	X	X	X	X	X
SmallCap Value II	X		X	X	X	X	X	X	X	X
Tax-Exempt Bond	X	X		X
Identifying Information for Funds Intending to Rely on Replicate Filing Relief
Registrant and Securities Act File Number: Principal Funds, Inc. 033-59474
Relevant series and share classes that intend to rely on the Replicate Filing Relief:

Share Class
Fund	A	C	J	Inst.	R-1	R-2	R-3	R-4	R-5	R-6	S
Blue Chip	X	X	X	X			X	X	X	X
Bond Market Index			X	X	X	X	X	X	X
Capital Securities											X
Diversified Real Asset	X	X		X			X	X	X	X
Edge MidCap	X			X						X
Global Multi-Strategy	X	X		X						X
International Equity Index				X	X	X	X	X	X	X
International Small Company	X			X						X
Opportunistic Municipal	X			X
Origin Emerging Markets	X			X						X
Small-MidCap Dividend Income	X	X		X						X
Small-MidCap Growth				X
Spectrum Preferred and Capital Securities Income	X	X	X	X	X	X	X	X	X	X
SystematEx International				X						X

3